UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 28)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Alexander’s Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
014752109
(CUSIP Number)
Mr. Steven Roth
Interstate Properties
c/o Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to

William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

August 23, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D
CUSIP No. 014752109	Page 2 of 5 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Interstate Properties 22-1858622
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐

3	SEC use only

4	Source of funds (see instructions)
N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
New Jersey
Number of shares beneficially owned by each reporting person with	7	Sole voting power
503,046
	8	Shared voting power
0
	9	Sole dispositive power
503,046
	10	Shared dispositive power
0
11	Aggregate amount beneficially owned by each reporting person
2,157,114 (includes 1,654,068 shares held by Vornado Realty L.P.)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13	Percent of class represented by amount in Row (11)
42.2%[1]
14	Type of reporting person (see instructions)
PN

1 Based upon 5,107,290 shares of Alexander’s, Inc. common stock outstanding on June 30, 2023 as reported by Alexander’s, Inc. in its Form 10-Q for the period ended June 30, 2023.

SCHEDULE 13D
CUSIP No. 014752109	Page 3 of 5 Pages

This Amendment No. 28 amends and supplements the Schedule 13D Statement originally filed by Interstate Properties on September 26, 1980 with respect to the Common Stock, par value $1.00 per share (the “Shares”), of Alexander’s, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 210 Route 4 East, Paramus, New Jersey 07652. The statement on Schedule 13D, as heretofore amended and supplemented and as amended and supplemented hereby, remains in full force and effect.
Item 2.Identity and Background.
(a) – (c) and (f) This Statement is being filed by Interstate Properties, a New Jersey general partnership (“Interstate” or the “Reporting Person”) of which the three general partners are Messrs. Steven Roth, David Mandelbaum and Russell B. Wight, Jr. Interstate has its principal executive offices at 888 Seventh Avenue, New York, New York 10019, c/o Vornado Realty Trust. The principal business of Interstate is real estate and investments. As of July 31, 2023, Interstate owns approximately 2.9% of the outstanding common shares of beneficial ownership of Vornado Realty Trust, a Maryland real estate investment trust (“Vornado”).
Item 3.Source and Amount of Funds or Other Consideration.
On August 23, 2023, Interstate distributed to a partner of Interstate, Russell B. Wight, Jr., 251,522 Shares of the Company. The distribution of Shares to Mr. Wight by Interstate is equal to Mr. Wight’s pecuniary interest in the Shares held by Interstate immediately prior to such distribution. Mr. Wight is a Trustee of Vornado and a director of the Company.
Item 5.Interest in Securities of the Issuer.
(a)– (b). Interstate owns 503,046 Shares (9.8% of the 5,107,290 Shares reported by the Company as outstanding as of June 30, 2023 in its Form 10-Q for the period ended June 30, 2023). Interstate has sole voting and dispositive power with respect to such Shares. While Interstate may be deemed to be a group with Vornado and Vornado Realty L.P. (the “Operating Partnership”) and thus to beneficially own all Shares held by Vornado and the Operating Partnership (1,654,068 Shares or 32.4%), Interstate does not have sole or shared voting or dispositive power with respect to such Shares. Including the Shares Vornado and the Operating Partnership beneficially own, Interstate would own 2,157,114 Shares (42.2%) of the outstanding Shares. In addition, Mr. Steven Roth, a general partner of Interstate and Chairman of the Board and Chief Executive Officer of the Company, beneficially owns 166,229 Shares (9,700 Shares directly, 3,053 Shares that Mr. Roth has the right to acquire upon his retirement pursuant to deferred stock units granted to him by the Company, and 153,476 Shares through a limited liability company of which he is the majority owner and managing member, representing an aggregate beneficial ownership of 3.3%), as to which he has sole voting and dispositive power; Mr. Russell B. Wight, Jr., a general partner of Interstate and director of the Company, beneficially owns 456,575 Shares (453,522 directly and 3,053 Shares that Mr. Wight has the right to acquire upon his retirement pursuant to deferred stock units granted to him by the Company, representing an aggregate beneficial ownership of 8.9%; does not include 2,773 Shares owned by Mr. Wight’s children or 500 Shares owned by Mr. Wight’s spouse, as to which Mr. Wight disclaims any beneficial interest), as to which Mr. Wight holds sole or shared voting and dispositive power; and David Mandelbaum, a general partner of Interstate and director of the Company, beneficially owns 210,790 Shares directly, including 3,053 Shares that Mr. Mandelbaum has the right to acquire upon his retirement pursuant to deferred stock units granted to him by the Company (representing beneficial ownership of 4.1%), as to which Mr. Mandelbaum holds sole dispositive power.
As of the close of business on August 23, 2023, the aggregate beneficial ownership of Interstate and its three partners and Vornado is 2,990,708 Shares, or 58.5% of the outstanding Shares.

SCHEDULE 13D
CUSIP No. 014752109	Page 4 of 5 Pages

(c)On August 23, 2023, Interstate made a distribution to a partner of Interstate, Russell B. Wight, Jr., of 251,522 Shares of the Company.
Other than this transaction, there have been no transactions in the Shares effected by Vornado, the Operating Partnership or Interstate or any of the executive officers or trustees of Vornado or general partners of Interstate or the Operating Partnership in the past sixty days.
(d)Other than the Reporting Person, no person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares that may be deemed to be beneficially owned by the Reporting Person.
(e)Not applicable.
Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented to add the following:
Mr. Roth, Mr. Wight and Mr. Mandelbaum have each been granted 3,053 deferred stock units with respect to the Shares. A form of Alexander’s, Inc. 2016 Omnibus Stock Plan Deferred Stock Unit Grant Agreement is filed as Exhibit 3 hereto.
Item 7.Material to be Filed as Exhibits
Item 7 is hereby amended and supplemented to add the following:

Exhibit	Description
3
Form of Alexander’s, Inc. 2016 Omnibus Stock Plan Deferred Stock Unit Grant Agreement between the Company and certain employees. Incorporated herein by reference from Exhibit 10.4 to the Alexander’s, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed on August 1, 2016.

SCHEDULE 13D
CUSIP No. 014752109	Page 5 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
DATED: August 23, 2023

INTERSTATE PROPERTIES

By:	/s/ STEVEN ROTH
Name: Steven Roth
Title: Managing General Partner